                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (AMENDMENT NO. 7)*

                             MOHAWK INDUSTRIES, INC.
                             -----------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    60819010
                                    --------
                                 (CUSIP Number)

                                 MR. S.H. SHARPE
                                2001 ANTIOCH ROAD
                              DALTON, GEORGIA 30721
                                 (706) 277-1100
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 24, 2003
                                -----------------
                          (Date of Event Which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60819010                                            Page 2 of 16 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Alan S. Lorberbaum


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                       (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

------------------------- ------------------------------------------------------
     NUMBER OF SHARES     7.       SOLE VOTING POWER                           0
    BENEFICIALLY OWNED    ------------------------------------------------------
     BY EACH REPORTING    8.       SHARED VOTING POWER                   242,450
        PERSON WITH       ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER                      0
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER              242,450
------------------------- ------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  242,450

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .4% [Based upon 66,484,455 shares of Common Stock outstanding as of October 31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 27, 2003.]

14.      TYPE OF REPORTING PERSON*

                  IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                            Page 3 of 16 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Jeffrey S. Lorberbaum


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------------------- --------------------------------------------------------
  NUMBER OF SHARES      7.       SOLE VOTING POWER                    10,253,625
 BENEFICIALLY OWNED     --------------------------------------------------------
  BY EACH REPORTING     8.       SHARED VOTING POWER                   2,978,054
     PERSON WITH        --------------------------------------------------------
                        9.       SOLE DISPOSITIVE POWER               10,253,625
                        --------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER              2,978,054
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  13,231,679

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.9% [Based upon 66,484,455 shares of Common Stock outstanding as of October 31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 27, 2003.]

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                            Page 4 of 16 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Mark Lorberbaum


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [X[
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

------------------------- ------------------------------------------------------
   NUMBER OF SHARES       7.       SOLE VOTING POWER                      29,726
  BENEFICIALLY OWNED      ------------------------------------------------------
   BY EACH REPORTING      8.       SHARED VOTING POWER                 2,978,054
      PERSON WITH         ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER                 29,726
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER            2,978,054
------------------------- ------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,007,780

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.5% [Based upon 66,484,455 shares of Common Stock outstanding as of October 31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 27, 2003.]

14.      TYPE OF REPORTING PERSON*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                            Page 5 of 16 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Suzanne L. Helen


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

------------------------- ------------------------------------------------------
    NUMBER OF SHARES      7.       SOLE VOTING POWER                      98,635
   BENEFICIALLY OWNED     ------------------------------------------------------
    BY EACH REPORTING     8.       SHARED VOTING POWER                 2,978,054
       PERSON WITH        ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER                 98,635
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER            2,978,054
------------------------- ------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,076,689

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.6% [Based upon 66,484,455 shares of Common Stock outstanding as of October 31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 27, 2003.]

14.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                            Page 6 of 16 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  The Alan S. Lorberbaum Family Foundation
                  58-6368036

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

------------------------ -------------------------------------------------------
   NUMBER OF SHARES      7.       SOLE VOTING POWER                      242,450
  BENEFICIALLY OWNED     -------------------------------------------------------
   BY EACH REPORTING     8.       SHARED VOTING POWER                          0
      PERSON WITH        -------------------------------------------------------
                         9.       SOLE DISPOSITIVE POWER                 242,450
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER                     0
------------------------ -------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  242,450

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .4% [Based upon 66,484,455 shares of Common Stock outstanding as of October 31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 27, 2003.]

14.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                            Page 7 of 16 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Aladdin Partners, L.P.
                  58-2237243

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

-------------------------- -----------------------------------------------------
    NUMBER OF SHARES       7.       SOLE VOTING POWER                  9,900,000
   BENEFICIALLY OWNED      -----------------------------------------------------
    BY EACH REPORTING      8.       SHARED VOTING POWER                        0
       PERSON WITH         -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER             9,900,000
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER                   0
-------------------------- -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,900,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.9% [Based upon 66,484,455 shares of Common Stock outstanding as of October 31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 27, 2003.]

14.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                            Page 8 of 16 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  ASL Management Corporation
                  58-2235816

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

------------------------ -------------------------------------------------------
   NUMBER OF SHARES      7.       SOLE VOTING POWER                    9,900,000
  BENEFICIALLY OWNED     -------------------------------------------------------
   BY EACH REPORTING     8.       SHARED VOTING POWER                          0
      PERSON WITH        -------------------------------------------------------
                         9.       SOLE DISPOSITIVE POWER               9,900,000
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER                     0
------------------------ -------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,900,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.9% [Based upon 66,484,455 shares of Common Stock outstanding as of October 31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 27, 2003.]

14.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                            Page 9 of 16 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  JMS Group Limited Partnership
                  58-2543689

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

------------------------ -------------------------------------------------------
   NUMBER OF SHARES      7.       SOLE VOTING POWER                    2,735,604
  BENEFICIALLY OWNED     -------------------------------------------------------
   BY EACH REPORTING     8.       SHARED VOTING POWER                          0
      PERSON WITH        -------------------------------------------------------
                         9.       SOLE DISPOSITIVE POWER               2,735,604
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER                     0
------------------------ -------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,735,604

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.1% [Based upon 66,484,455 shares of Common Stock outstanding as of October 31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 27, 2003.]

14.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 10 of 16 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  SJL Management Company, LLC
                  58-2541963

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

------------------------- ------------------------------------------------------
    NUMBER OF SHARES      7.       SOLE VOTING POWER                   2,735,604
   BENEFICIALLY OWNED     ------------------------------------------------------
    BY EACH REPORTING     8.       SHARED VOTING POWER                         0
       PERSON WITH        ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER              2,735,604
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER                    0
------------------------- ------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,735,604

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.1% [Based upon 66,484,455 shares of Common Stock outstanding as of October 31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 27, 2003.]

14.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 11 of 16 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Cuddy Holdings LP
                  46-0509050

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                       (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

------------------------ -------------------------------------------------------
   NUMBER OF SHARES      7.       SOLE VOTING POWER                      140,000
  BENEFICIALLY OWNED     -------------------------------------------------------
   BY EACH REPORTING     8.       SHARED VOTING POWER                          0
      PERSON WITH        -------------------------------------------------------
                         9.       SOLE DISPOSITIVE POWER                 140,000
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER                     0
------------------------ -------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  140,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .2% [Based upon 66,484,455 shares of Common Stock outstanding as of October 31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 27, 2003.]

14.      TYPE OF REPORTING PERSON*

                  PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 12 of 16 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Helm Management Corporation
                  75-3088381

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                       (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

-------------------------- -----------------------------------------------------
     NUMBER OF SHARES      7.       SOLE VOTING POWER                    140,000
    BENEFICIALLY OWNED     -----------------------------------------------------
     BY EACH REPORTING     8.       SHARED VOTING POWER                        0
        PERSON WITH        -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER               140,000
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER                   0
-------------------------- -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  140,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .2% [Based upon 66,484,455 shares of Common Stock outstanding as of October 31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 27, 2003.]

14.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010                                           Page 13 of 16 Pages


                         AMENDMENT NO. 7 TO SCHEDULE 13D

         This Amendment No. 7 to Schedule 13D is being jointly filed by Alan S. Lorberbaum, Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, Aladdin Partners, L.P., ASL Management Corporation, JMS Group Limited Partnership, SJL Management Company, LLC, The Alan S. Lorberbaum Family Foundation, Cuddy Holdings LP and Helm Management Corporation, pursuant to a Joint Filing Agreement dated March 7, 2003, to amend, in accordance with Rule 101(a)(2)(ii) of Regulation S-T, the Statement on Schedule 13D jointly filed on March 7, 1994, as amended by Amendment No. 1 filed on April 6, 1994, as amended by Amendment No. 2 filed on February 7, 1995, as amended by Amendment No. 3 filed on June 28, 1996, as amended by Amendment No. 4 filed on February 25, 1998, as amended by Amendment No. 5 filed on January 18, 2002 and as amended by Amendment No. 6 filed on March 10, 2003 (this Amendment No. 7 and the previous filings on Schedule 13D herein referred to as the "Schedule 13D"). The original filing and Amendment Nos. 1 through 4 were filed by Alan S. Lorberbaum, Shirley Lorberbaum (deceased), Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust, Barry L. Hoffman, Aladdin Partners, L.P., and ASL Management Corporation pursuant to a joint Filing Agreement dated as of March 7, 1994. Shirley Lorberbaum (deceased), S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust and Barry L. Hoffman are no longer considered part of the "group" for reporting on a Schedule 13D.

         Amendment No. 7 to the Schedule 13D is being filed to amend information provided in Item 5 relating to a disposition transaction by JMS Group Limited Partnership on November 24, 2003. Reference is made to previously filed amendments to the Schedule 13D for information in Items not appearing in this filing as a result of there being no changes in those Items.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and supplemented by replacing the information previously filed with the following:

         (a) (b) Schedule I hereto sets forth the number of shares of Common Stock owned of record and which may be deemed to be beneficially owned by each of the Reporting Persons, and is incorporated herein by this reference.

         In the aggregate, the Reporting Persons may be deemed beneficially to own 13,360,040 shares of Common Stock, or 20.0% ( based on 66,484,455 shares of Common Stock outstanding as of October 31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10 Q for the period ended September 27, 2003 plus exercisable options held by Jeffrey and Mark). Each Reporting Person listed in
Item 5(a) hereby expressly declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange

CUSIP NO. 60819010                                           Page 14 of 16 Pages


Act"), the beneficial owner of any of the listed securities, except with respect to shares of Common Stock for which each Reporting Person has sole voting and dispositive power unless otherwise stated herein or that the Reporting Persons are a "group" pursuant to Section 13(d)(3) of the Exchange Act.

         (c) Item 5(c) is amended and supplemented by the information previously filed under this item with the following:

         On November 24, 2003 JMS Group Limited Partnership sold in a brokerage transaction 1,250,000 shares of Mohawk Common Stock at $69.44 per share.

         On September 11, 2003, Mark Lorberbaum exercised vested employee stock options for an aggregate of 23,650 shares of Mohawk Common Stock. He had been awarded the options from 1994 to 1999 and the exercise prices ranged from $11.3333 to $30.6875 per share.

         Since the filing of Amendment No. 6 to the Schedule 13D, The Alan S. Lorberbaum Family Foundation has gifted an aggregate of 8,323 shares and has sold an aggregate of 508 shares ranging in prices from $48.05 to $71.93 per share.

CUSIP NO. 60819010                                           Page 15 of 16 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 2003

                                                                  *
                                      ------------------------------------------
                                      ALAN S. LORBERBAUM


                                            /s/ Jeffrey S. Lorberbaum
                                      ------------------------------------------
                                      JEFFREY S. LORBERBAUM


                                            /s/ Mark Lorberbaum
                                      ------------------------------------------
                                      MARK LORBERBAUM


                                            /s/ Suzanne L. Helen
                                      ------------------------------------------
                                      SUZANNE L. HELEN


                                      THE ALAN S. LORBERBAUM FAMILY FOUNDATION

                                      By           /s/ Suzanne L. Helen
                                        ----------------------------------------
                                          SUZANNE L. HELEN, CHAIR PERSON


                                      CUDDY HOLDINGS LP

                                      By     /s/ Jeffrey S. Lorberbaum
                                        ---------------------------------------
                                        HELM MANAGEMENT CORPORATION
                                        GENERAL PARTNER
                                        JEFFREY S. LORBERBAUM, PRESIDENT OF HELM
                                        MANAGEMENT CORPORATION


                                      HELM MANAGEMENT CORPORATION

                                      By     /s/ Jeffrey S. Lorberbaum
                                        ----------------------------------------
                                          JEFFREY S. LORBERBAUM, PRESIDENT

CUSIP NO. 60819010                                           Page 16 of 16 Pages


                                      ALADDIN PARTNERS, L.P.

                                      By ASL MANAGEMENT CORPORATION, GENERAL
                                         PARTNER

                                      By          /s/ Jeffrey S. Lorberbaum
                                        ----------------------------------------
                                              JEFFREY S. LORBERBAUM,
                                              CHIEF EXECUTIVE OFFICER


                                      ASL MANAGEMENT CORPORATION

                                      By          /s/ Jeffrey S. Lorberbaum
                                        ----------------------------------------
                                              JEFFREY S. LORBERBAUM,
                                              CHIEF EXECUTIVE OFFICER


                                      JMS GROUP LIMITED PARTNERSHIP

                                      By SJL MANAGEMENT COMPANY, LLC, GENERAL
                                         PARTNER

                                      By        /s/ Jeffrey S. Lorberbaum
                                        ----------------------------------------
                                              JEFFREY S. LORBERBAUM, MEMBER


                                      SJL MANAGEMENT COMPANY, LLC


                                      By        /s/ Jeffrey S. Lorberbaum
                                        ---------------------------------------
                                              JEFFREY S. LORBERBAUM, MEMBER


* By /s/ Jeffrey S. Lorberbaum
     -------------------------
     Jeffrey S. Lorberbaum, Power of Attorney

CUSIP NO. 60819010
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                                   SCHEDULE I
                                   ----------


                                    Beneficial         Percent of      Sole Voting and      Shared Voting and
           Name                    Ownership(1)       Outstanding(2)    Dispos. Power         Dispos. Power(3)
           ----                    ------------       --------------   ---------------      ------------------
Alan S. Lorberbaum                    242,450(4)           0.4%                   0             242,450(4)

Jeffrey Lorberbaum                 13,231,679(5)          19.9%          10,239,535(6)        2,978,054(7)

Mark Lorberbaum                     3,007,780(8)           4.5%              29,726(9)        2,978,054(7)

Suzanne L. Helen                    3,076,689(10)          4.6%              98,635           2,978,054(7)

The Alan S. Lorberbaum Family         242,450              0.4%             242,450                   0
Foundation

Aladdin Partners, L.P.              9,900,000             14.9%           9,900,000                   0

ASL Management Corporation          9,900,000(11)         14.9%           9,900,000(11)               0

JMS Group Limited Partnership       2,735,604              4.1%           2,735,604                   0

SJL Management Company,LLC          2,735,604(12)          4.1%           2,735,604(12)               0

Cuddy Holdings LP                     140,000              0.2%             140,000                   0

Helm Management Corporation           140,000(13)          0.2%             140,000                   0

(1) Shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person. The Reporting Persons disclaim beneficial ownership of certain of these shares, as is more fully set forth in
         Item 5 of this schedule.

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CUSIP NO. 60819010

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(2)      Based on 66,484,455 shares of Common Stock outstanding as of October
         31, 2003 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended September 27, 2003.

(3) Shares of Common Stock over which the respective Reporting Person may be deemed to have shared voting and dispositive power.

(4) Represents shares held by The Alan S. Lorberbaum Family Foundation (the "Foundation") of which Alan S. Lorberbaum is a trustee and thus may be deemed to share voting and dispositive power with respect to all such shares.

(5) Includes 9,900,000 shares held by Aladdin Partners, Inc. (the "Aladdin Partners "). Mr. Jeffrey S. Lorberbaum, as president and majority owner of ASL Management Corporation ("ASL"), the majority general partner of Aladdin Partners, may have sole voting and dispositive power with respect to all such shares. Includes 140,000 shares held by Cuddy Holdings LP ("Cuddy"). Mr. Jeffrey S. Lorberbaum, as president and majority owner of Helm Management Corporation ("Management Corp."), the majority general partner of Cuddy, may have sole voting and dispositive power with respect to all such shares. Includes 242,450 shares held by the Foundation of which Mr. Jeffrey S. Lorberbaum is a trustee and thus may be deemed to share voting and dispositive power with respect to such shares. Includes 2,735,604 held by JMS Group Limited Partnership ("JMS, L.P."). Mr. Jeffrey S. Lorberbaum, as a member SJL Management Company, LLC ("SJL, LLC"), the majority general partner of JMS, L.P., may have shared voting and dispositive power with respect to all such shares. Includes 194 shares held by Jeffrey S. Lorberbaum in an employer sponsored 401(k) plan, 102,200 shares issuable upon exercise of employee stock options which are exercisable within 60 days of this report and 111,231 shares directly held.

(6) Includes 9,900,000 shares held by Aladdin Partners, 140,000 shares held by Cuddy, which Mr. Jeffrey S. Lorberbaum may have sole voting and dispositive power with respect to all such shares, 194 shares held in an employer sponsored 401(k) plan, 102,200 shares issuable upon exercise of employee stock options which are exercisable within 60 days of this report and 111,231 shares directly held.

(7) Includes 2,735,604 held by JMS L.P. of which reporting person is a member of SJL, LLC, the general partner, and 242,450 shares held by the Foundation of which the reporting person is a trustee and thus may be deemed to share voting and dispositive power with respect to all such shares.

(8) Includes 2,735,604 held by JMS L.P. of which Mark Lorberbaum is a member of SJL, LLC, the majority general partner of JMS, L.P., and as a result may have shared voting and dispositive power with respect to all such shares. Includes 242,450 shares held by the Foundation of which Mark Lorberbaum is one of the trustees and as a result may have shared voting and dispositive power with respect to all such shares. Includes 2,800 shares subject to employee stock options currently exercisable within 60 days of this report, 3,276 shares held by Mark

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CUSIP NO. 60819010
                                                                               3


         Lorberbaum in an employer sponsored 401(k) plan and 23,650 shares directly held. Does not include 9,900,000 shares held by the Aladdin Partners, of which Mark Lorberbaum is a minority general partner, or the 140,000 shares held by Cuddy, which Mr. Jeffrey S. Lorberbaum may have sole voting and dispositive power with respect to all such shares.

(9) Includes 2,800 shares subject to employee stock options currently exercisable within 60 days of this report, 3,276 shares held by Mark Lorberbaum in an employer sponsored 401(k) plan and 23,650 shares directly held.

(10) Includes 2,735,604 held by JMS L.P. of which Suzanne Helen is a member of SJL, LLC, the majority general partner of JMS, L.P., and as a result may have shared voting and dispositive power with respect to all such shares. Includes 242,450 shares held by the Foundation of which Suzanne Helen is chair person and one of the trustees and as a result may have shared voting and dispositive power with respect to all such shares. Does not include 9,900,000 shares held by the Aladdin Partners, of which Suzanne Helen is a minority general partner, or the 140,000 shares held by Cuddy, which Mr. Jeffrey S. Lorberbaum may have sole voting and dispositive power with respect to all such shares.

(11) Shares held by the Aladdin Partners. ASL, as the majority general partner of the Aladdin Partners, shares voting and dispositive power with respect to all such shares.

(12) Shares held by JMS L.P. SJL, LLC, as the general partner of JMS L.P., shares voting and dispositive power with respect to all such shares.

(13) Shares held by Cuddy. Management Corp., as the general partner of Cuddy, shares voting and dispositive power with respect to all such shares.